

April 14, 2014

<u>Via U.S. Mail</u>
Mr. Niraj Goel
Chief Executive Officer
Clone Algo Inc.
1 Changi North Street 1
Singapore 489789

      Re: Clone Algo Inc.
                Item 4.01 Form 8-K
                Filed March 12, 2014
                Item 4.01 Form 8-K/A
                Filed April 11, 2014
                File No. 0-54083

Dear Mr. Goel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terence O'Brien

                    Terence O'Brien
                    Accounting Branch Chief